Exhibit 99.(B)

EXHIBIT B

OFFER TO PURCHASE

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC
8540 Colonnade Center Drive

Suite 401

Raleigh, North Carolina 27615

OFFER TO PURCHASE UNITS
DATED JUNE 19, 2014

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.

BY JULY 18, 2014.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 PM, EASTERN TIME, ON JULY 18, 2014,
UNLESS THE OFFER IS EXTENDED

To the Members of
Hatteras Global Private Equity Partners Institutional, LLC:

Hatteras Global Private Equity Partners Institutional, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Units (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund.  The Fund is managed by Hatteras Investment Partners, LLC (the “Adviser”).  Capvent US Advisors, LLC serves as sub-advisor to the Fund (in such capacity, the “Sub-Adviser,”). The Offer is being made pursuant to tenders by Members of the Fund (“Members”) at a price equal to the net asset value of the tendered Units as of September 30, 2014 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Repurchase Date”).  As used in the Offer, the term “Unit” or “Units” refers to the limited liability company units in the Fund representing beneficial Units in the Fund, and includes all or any portion of a Member’s Units, including fractions thereof, as the context requires.  Members that desire to tender Units for purchase must do so by 11:59 PM, Eastern Time on July 18, 2014 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Units for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Limited Liability Company Agreement dated as of March 19, 2010 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

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Members should realize that the value of the Units tendered in the Offer likely will change between March 31, 2014 (the last time net asset value was calculated) and the Repurchase Date when the value of the Units tendered to the Fund for purchase will be determined.  Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Units is calculated.  Any tendering Members that wish to obtain the estimated net asset value of their Units should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (800) 504-9070 or at HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL FUND, LLC, c/o UMB Fund Services, Inc. at 803 W Michigan St., Milwaukee, Wisconsin 53233, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or some of their Units in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, Hatteras Investment Management LLC (the “Adviser”), or the Fund’s Board of Managers makes any recommendation to any Member whether to tender or refrain from tendering Units.  Members must make their own decisions whether to tender Units, and, if they choose to do so, the amount of their Units to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Fund’s Adviser, or the Fund’s Board of Managers.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL FUND, LLC

c/o UMB Fund Services, Inc.

803 W. Michigan St.

Milwaukee, WI 53233

Attention:  Tender Offer Administrator

Phone:  (800) 504-9070

Fax:  (816) 860-3138

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TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	5
9.	Certain Information About the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	7

1.                                      SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•                                          The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Units in an amount up to approximately 5.00% of the net assets of the Fund (or $775,000 as of March 31, 2014).  We will purchase your Units at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Units in the Fund you desire to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date. The net asset value of Units will be calculated for this purpose as of September 30, 2014 or, if the Offer is extended, as of any later Repurchase Date.  The Offer will remain open until 11:59 PM, Eastern Time, on July 18, 2014 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•                                          The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on March 31, 2015, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units.  Since the Fund’s fiscal year ending on or after the Repurchase Date is March 31, 2015, the Fund expects that the audit will be completed by the end of May 2015.

•                                          A Member may tender all or some of its Units.  If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $100,000, the Adviser reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund.  See Section 4.

•                                          If you tender your Units and we purchase those Units, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the LLC Agreement) determined as of September 30, 2014 (or if the Offer is extended, the net asset value determined on the Repurchase Date).

•                                          The Note will entitle you to an initial payment in cash (valued according to the LLC Agreement) equal to at least 90% (100% in the case of a Member tendering less than all its Units) of the unaudited net asset value of the Units (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•                                          In the case of a Member tendering all of its Units, the Note will also entitle the Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on your behalf.  Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.  See Section 7.

•                                          If we accept the tender of your Units, we will pay you the proceeds from one or more of the following sources:  cash on hand, proceeds from the sale or redemption of the Fund’s investments or borrowings.  The purchase amount will be paid entirely in cash.  See Section 7.

•                                          If you desire to tender Units for purchase, you must do so by 11:59 PM, Eastern Time, on July 18, 2014 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to change your mind and withdraw any tenders of your Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Units on or prior to August 15, 2014 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Units after such date.  See Section 6.

•                                          If you would like us to purchase your Units, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL FUND, LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan St., Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 11:59 PM, Eastern Time, on July 18, 2014.  See Section 5.  The value of your Units may change between March 31, 2014 (the last time net asset value was calculated) and the Repurchase Date when the value of the Units being purchased will be determined.  See Section 3.

•                                          As of March 31, 2014, the net asset value of the Fund was $15,264,231.  If you would like to obtain the estimated net asset value of your Units, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (800) 504-9070 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).  See Section 3.

2.                                      BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Members that hold Units in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the LLC Agreement.  The Registration Statement and the LLC Agreement provide that the board of managers of the Fund (the “Board of Managers”) has the discretion to determine whether the Fund will purchase Units from time to time from Members pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendation of the Adviser.  The Registration Statement also states that the Adviser expects that they will recommend to the Board of Managers that the Fund offer to repurchase Units from Members from time to time.  The Fund commenced operations on April 1, 2010 and this is the first offer to purchase limited liability company units from Members since inception.

Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Adviser, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement and the recommendation of the Adviser.  While the Adviser intends to recommend to the Board of Managers that the Fund offer to repurchase Units, from time to time, the Board of Managers is under no obligation to follow such recommendation.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time.

Units that are tendered to the Fund in connection with the Offer will be retired.

The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are purchased.  You should also realize that although the Offer is scheduled to expire on July 18, 2014 (unless it is extended), you remain a Member of the Fund with respect to the Units you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.                                      OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Units up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 PM, Eastern Time, on July 18, 2014 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The value of the Units tendered for purchase will be their net asset value as of September 30, 2014 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7.  The determination of the net asset value of Units as of the Repurchase Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.                                      AMOUNT OF TENDER.

Subject to the limitations set out below, a Member may tender all or some of its Units.  If a Member tenders some of its Units in an amount that would cause the remaining Units to have a net asset value of less than $100,000, the Adviser reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund.  The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If Units in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  If

Units are repurchased on a pro rata basis, tendering Members will not have all of their tendered Units repurchased by the Fund and such Members would be required to submit tender requests in the next tender offer made by the Fund.  Furthermore, such Members’ requests would not take priority over any other requests in future tender offers.  The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.                                      PROCEDURE FOR TENDERS.

Members wishing to tender Units pursuant to this Offer to Purchase should send or deliver by July 18, 2014 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 PM, Eastern Time, on July 18, 2014  (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission.  Members wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Member tendering Units, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Adviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.                                      WITHDRAWAL RIGHTS.

Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member’s tender of Units on or prior to August 15, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of Units after such date.  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.                                      PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units.  As stated in Section 3 above, the amount offered for the Units tendered by Members will be the net asset value thereof as of September 30, 2014, or if the Offer is extended as of any later Repurchase Date.  The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made, including any incentive allocation. The Fund will not pay interest on the purchase amount.

For Members that tender Units that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note.  The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 90% (100% in the case of a Member tendering less than all of its Units) of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Repurchase Date. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Member tendering all of its Units, the Note will also entitle the Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The Note pursuant to which a tendering Member will receive the Initial Payment and, if applicable, Post-Audit Payment (together, the “Cash Payment”) will be held by UMBFS on behalf of the tendering Member.  Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund.  Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

The Fund will make payment for Units it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale or redemption of the Fund’s investments, or borrowings.  Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or cash equivalents or (2) a receivable from the sale or redemption of the Fund’s investments in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.  None of the Fund, the Board of Managers, the Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Units, subject to compliance with applicable law, through borrowings.

The purchase amount will be paid entirely in cash.

8.                                      CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined as of the later Repurchase Date.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Members.

9.                                      CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  Subscriptions for limited liability company units in the Fund were first accepted for investment as of April 1, 2010.   The principal office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615 and its telephone number is (919) 846-2324.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Based on March 31, 2014 unaudited values:  David B. Perkins, Manager and Chairman of the Board of Managers of the Fund, does not have any beneficial ownership in the Fund; Steve E. Moss, H. Alexander Holmes, Gregory S. Sellers, Joseph Breslin and Thomas Mann; Managers of the Fund, do not have any beneficial ownership in the Fund.

On October 1, 2013, RCS Capital Corporation (the “Company”) and Scotland Acquisition, LLC, a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into an asset purchase agreement with certain principals of the Adviser (collectively the “Sellers”) and David Perkins, as the Sellers’ representative (the “Purchase Agreement”).  Besides the Purchase Agreement, none of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in:  (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (5) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Adviser), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (6) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. The Board of Managers, including a majority of the managers who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Managers”), voted to increase the size of the Board creating 1 vacancy. The Independent Managers nominated, and the Board of Managers approved Peter M. Budko to fill such vacancy. Subsequently, the Members voted to approve the election of the 6 existing Managers along with Mr. Budko In addition, the Board of Managers has determined that it is in the best interest of the Fund to appoint a new Manager to fill a vacancy created by the passing of a former Manager in December 2013. The Independent Managers nominated, and the Board of Managers approved Joseph A. Velk to fill such vacancy. Mr. Budko’s election and Mr. Velk’s appointment as Managers to the Fund’s Board of Managers will be effective upon the consummation of the transaction contemplated by the Purchase Agreement.

There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, or the Adviser.

10.                               CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or part of the Member’s Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member’s adjusted tax basis in the Member’s investment at that time.  The Member’s adjusted tax basis in the Member’s Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member.  It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the Member’s share of “unrealized receivables” of a partnership (as defined in Internal Revenue Code section 751).   No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member’s entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member’s adjusted tax basis in the Units.

11.                               MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.